

TRANSMISSÃO PAULISTA

Data São Paulo, May 31, 2006

RECEIVED
2006 JUN 12 A 11: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref. **CT/F/02516/2006**

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

06014276

Gentleman/Madam:

We are enclosing, herewith, copy of the Public Notice of the Relevant Fact, published on May 25, 2006, in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo, regarding the privatization process of Companhia de Transmissão de Energia Elétrica Paulista.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista informs the market and the public that the Privatization Program Directive Council sent to BOVESPA, on 5/23/2006, the following Notice:

"THE GOVERNMENT OF THE STATE OF SÃO PAULO, through the PRIVATIZATION PROGRAM DIRECTIVE COUNCIL, informs that, according to State Laws Nos. 9.361, of July 5, 1996, and 11.930, of May 20, 2005, approved, in this date, the terms and conditions of the privatization process of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, through the sale of a single lot of 31,341,890,064 (thirty-one billion, three hundred and forty-one million, eight hundred and ninety thousand and sixty-four) common shares of the capital stock of CTEEP, at the minimum price of R$ 24.11 (twenty-four reais and eleven cents) per lot of 1.000 (a thousand) shares, in an auction to be held in São Paulo's Stock Exchange - BOVESPA on June 28, 2006. The sale notice, that shall state, among others, the description of the terms and conditions of the share sale, the requirements for the pre-identification of the participants and the model of the auction, shall be made available to the public, according to notice to be published in Diário Oficial do Estado de São Paulo and other important newspapers on May 25, 2006.
Fernando Carvalho Braga – Economy and Planning State Secretary."

São Paulo, May 24, 2006

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director



TRANSMISSÃO PAULISTA

Data *São Paulo, May 31, 2006* *Ref.**CT/F/02515/2006***

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing, herewith, a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista held on May 15, 2006, regarding the approval of credit of Remuneratory Interest on Own Capital, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Mr. Edgar Piedra
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

NIRE 35300170571

ABSTRACT OF THE MINUTES OF THE 143rd MEETING OF THE BOARD OF DIRECTORS

On May 15, 2006, at 09:00 a.m., duly called by the Chairman of the Board of Directors, according to Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. ..... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Credit of Remuneratory Interest on Own Capital"**, asking the Chief Financial Officer and Investors Relation Director, Mr. Cláudio Cintrão Forghieri, to submit the matter, what was made based on the Proposal to the Board of Directors, on the Resolution of the Executive Committee No. 1556/04/327 of 05/09/2006 and on the transparent sheets that make part of the documents of the meeting. ...., The matter was submitted to voting, resulting unanimously **approved** the credit to the shareholders of remuneratory interest on own capital, in the amount of R$54,354,000.00 (fifty-four million and three hundred and fifty-four thousand reais) corresponding to R$0.364095 per lot of a thousand shares, for book credit on 05/31/2006 and payment to be made in two portions of R$27,177,000.00 (twenty-seven million and a hundred and seventy-seven thousand reais) each, corresponding to R$0.182047 per lot of a thousand shares, being the first portion on 12/01/2006 and the second up to 60 days after the holding of the Ordinary General Shareholders' Meeting of 2007 that deliberates on the accounts of the fiscal year of 2006. .... These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Antonio Rubens Costa de Lara, Carlos Pedro Jens, Claudiano Manoel de Albuquerque, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz Tacca Júnior, Miguel Carlos Fontoura da Silva Kozma, Monica Herman Salem Caggiano, Norberto de Franco Medeiros, Rogério da Silva, Sílvio Aleixo, Valter Correia da Silva and Vladimir Muskatirovic.

São Paulo, May 15, 2006

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors